M&G Investments Announces Four Highly-Qualified Director Nominees

for Methanex Board

Urgent Change is Needed to Protect the Investment of All Methanex Shareholders

Pursuing Geismar 3 Without a Partner Introduces Material Financial Risk to Methanex Shareholders

M&G is Company’s Largest Shareholder and Has Been Invested for More than a Decade

Lawrence Cunningham, Paul Dobson, Patrice Merrin and Kevin Rodgers Have the Right Mix of Experience and Expertise to Ensure Independent and Appropriate Oversight of Management

LONDON, March 25, 2019 /PRNewswire/ — M&G Investments, the investment manager of approximately 16.5% of the shares of Methanex Corporation (“Methanex” or the “Company”) (TSX:MX) (Nasdaq: MEOH) is releasing the following open letter to its fellow shareholders announcing its slate of four highly-qualified and experienced independent director candidates for election to the Methanex Board of Directors (the “Board”) at the Company’s 2019 Annual Meeting of Shareholders (the “Annual Meeting):

Dear Methanex Shareholders,

I am writing to you on behalf of M&G Investment Management Limited, M&G Global Dividend Fund and M&G (Lux) Investment Funds 1 (together “M&G” or “we”) in connection with our investment in Methanex Corporation. We have been investors in the Company for more than a decade and collectively we own approximately 16.5% of the outstanding shares, making us by far Methanex’s largest shareholder.

About M&G

M&G Investments is a traditional, long-only investor. We manage c. $338 billion of customer assets, helping to manage the long-term savings of millions of people across Europe, Asia and the Americas and we are first and foremost stewards of our customer assets.

Our role, as asset managers, long-term shareholders and stewards of our clients’ assets is to hold the Boards of our investee companies to account, especially regarding strategy, capital allocation and governance. M&G has been an engaged and constructive shareholder of Methanex since 2007 and has regularly engaged with the management and Board of the Company during that time.

M&G has tried to constructively engage with management and the Board more recently around the Geismar 3 project but we believe our concerns are simply being ignored in this case and the issue is so serious that it threatens our entire investment in Methanex. We were particularly troubled by the fact that during one of our conversations with the Chairman of the Board we were effectively told that if we were unhappy with how the Company is run we should sell our shares or fight management.

The step we are announcing today – nominating directors at one of our portfolio companies – is not undertaken lightly. However, in this situation we feel so strongly about the refusal of the Methanex Board to rule out the investment in Geismar 3 without a strategic partner that we feel we have no other choice.

Geismar 3 and the need for new Directors

In April of 2018, Methanex announced plans to build a third methanol plant in Geismar, Louisiana. The scale of the plant is extremely large relative to Methanex’s other operations, and we have, from the time this project was initially announced, been concerned about the operational scale and complexity in addition to the financial commitment. The original Methanex plan had a preference to undertake the project with a strategic partner as a joint-venture investment. Such an arrangement would not only have reduced Methanex’s capital commitment and overall financial exposure to the project but potentially included an offtake agreement which would further have mitigated industry cyclicality.

After discussing the project with management and the Board, we gave the Company our support provided the plant was built with a strategic partner. In June 2018, we received written confirmation from the CEO that this was the goal and that we were “aligned” on this issue.

However, in recent months we have been made aware that Methanex does not currently have a strategic partner and “the Board believes it is not in the best interest of Methanex to foreclose the possibility of proceeding with the Geismar 3 project without a partner.”1 Given the level of financial risk Geismar 3 would entail as an investment without a strategic partner, M&G firmly rejects the proposition that the project represents the “exceptional opportunity” that Methanex claims.

Methanex operates in a highly cyclical industry and has limited (if any) pricing power. The high fixed cost nature of the business means that if the methanol price declines management has limited flexibility to reduce the cost base of the business in the short-run and the cash flow is negatively impacted. It is therefore imperative that the business has conservative amounts of leverage in order to trade through different methanol price cycles.

M&G has two serious concerns about Geismar 3 being undertaken without a partner, as well as a wider concern about the corporate governance of Methanex:

1) Geismar 3 will place excessive leverage on the balance sheet of a cyclical business;

2) Geismar 3 will greatly limit the ability of Methanex to maintain dividends and share buybacks while its shares trade at levels below those implied by the replacement cost of existing or new plants;

and

3) Methanex’s decision-making process regarding Geismar 3 demonstrates the need for fresh voices in the board room.

A more independent and refreshed Board would, we believe, be in the interest of all shareholders.

1.     Geismar 3 will place excessive leverage on the balance sheet of a cyclical business

In the Methanex Q4 2018 financial report Debt was $1.3bn and Operating Lease commitments were $0.7bn (as of Dec. 31, 2018) while operating cash flow was $0.97bn implying a leverage ratio of ~2.0x.

The industry standard metric for a new methanol plant is approximately $1,000 per ton implying that Methanex will commit CapEx of at least $1bn to Geismar 3. Methanex appears intent on financing this with high yield debt. Geismar 3 has the potential to significantly weaken the balance sheet strength of Methanex, and this weakening of the balance sheet would be magnified in all but the best of markets. At current share levels an equity raise would also destroy significant value.

In 2016, when the price of methanol slumped, Methanex’s operating cash flow dropped to c. $250m, maintenance capital expenditure was c. $100m, and the Company paid c. $83m in interest. While we acknowledge Methanex still made dividend payments of c. $99m, share buybacks were reduced to nothing (source: Methanex 2016 Annual Report).

M&G is strongly of the view that for an operationally-leveraged business operating in a cyclical industry, this level of leverage is far too high for Methanex and poses a severe risk of a total loss of shareholder value should the price of methanol decline.

Should such a scenario repeat over the next four years while Methanex is building Geismar 3, shareholders would risk losing the total value of their investment and there is no credible scenario under which the appropriate level of capital return to shareholders could be maintained.

Our position is that without a partner the project represents an unnecessary and unacceptable financial risk to the Company given the cyclical nature of its cashflows.

2.     Geismar 3 would greatly limit the ability of Methanex to maintain dividends and share buybacks while its shares trade at levels below those implied by the replacement cost of existing or new plants

There are times when, in our view, the market valuation of Methanex does not reflect the considerable value of its assets. In fact, at times, the share price has traded at roughly half the replacement cost of Methanex’s assets. On those occasions, it is clear to M&G that the most efficient use of Methanex’s capital is to repurchase its own shares while this disparity exists.

We note that since 2017 Methanex has recognised and adopted this view as the basis for its capital allocation policy. M&G believe that our active and supportive engagement with Methanex had a strong influence on this outcome. For example, in our March 2017 13-D filing, we explicitly noted that “excess cash flow should be solely directed towards share buybacks until the share price appreciates beyond the replacement cost of [Methanex’s] assets.”

If Methanex does move forward with Geismar 3 without a partner, it would lose the ability to initiate share buybacks throughout all points in the commodity cycle. This, in our view, removes one of the benefits of Methanex remaining a public company. The bottom line is this: if the Company builds Geismar 3 without a partner they will essentially change Methanex from being a long-term focused, sustainable income stock into nothing more than a risky leveraged bet on the methanol price.

Given these circumstances it is therefore our strong belief that over time the best way to increase shareholder value is to maximize free cash flow per share within the constraints of maintaining a robust balance sheet. The balance sheet strength is crucial in being able to buy shares back and pay dividends whatever part of the commodity cycle the Company finds itself in.

M&G remains convinced that Methanex’s shares are trading at levels well below intrinsic value. The benefits of buying back Methanex stock at these share prices creates immediate accretion to the benefit of all equity holders with zero operational or financial risk. This is a fundamentally more attractive alternative than a large-scale capital project, without a partner, which introduces substantial financial and operational risk, and removes the ability of Methanex to buy back shares at highly-attractive levels.

3.     Governance – a need for fresh voices

All that we as shareholders have requested from the Company is the assurance that Methanex will not build this plant without a partner. The Board has resisted providing us this assurance, stating the need to complete a Front End Engineering and Design (“FEED”) study and business case evaluation before they can make a decision.

Unfortunately, and as we have expressed to the Board, we do not believe that there is a realistic number this FEED study and business case could come to that would make financial sense for Methanex to undertake Geismar 3 alone. It appears to us that the process is designed to approve a project that would fundamentally change the investment rationale in Methanex.

The cost of the FEED study we have been informed by the Company is c. $50m. We regard sanctioning this level of expenditure for concept proof when there is no plan to bring a partner in as poor governance. The Board is allowing internal momentum within Methanex to build-up to the point where approval will be a forgone conclusion: yet it is clear that if Geismar 3 is undertaken alone it would be financially reckless.

As a result, we are concerned that there is not sufficient oversight from the independent directors within the board room to maintain financial discipline in what is a relatively indebted company in a cyclical business. We believe the large number of long-serving directors may be impeding a proper and robust analysis of plans proposed by Methanex management. For example, six of the 12 directors have been in their positions for over a decade. This raises the question of whether, over time, these directors can truly be expected to maintain their independence and continually stand up to and challenge management.

Furthermore, the management nominees collectively own less than 0.33% of the Company and we are concerned that management and the Board are not fully aligned with shareholders in this regard.

M&G’s Director Nominees

We therefore believe that the Company and all its shareholders would benefit from having a fresh voice and new perspective, independent thought and challenge at the table – particularly as it relates to the decision on Geismar 3 and the overall financial and capital allocation decision-making and governance the Board undertakes.

That is why M&G is nominating the following individuals to the Board. Each of these nominees is independent of M&G and of Methanex.

Lawrence Cunningham: Lawrence Cunningham is the Tucker Research Professor at The George Washington University Law School in Washington D.C. and is the Founding Director of GW’s Business Law Program in New York City. He previously served as Professor of Law and Business and Vice Dean at Boston College and Director of the Heyman Center on Corporate Governance at Cardozo Law School. Mr. Cunningham is also Vice Chairman of the board of Constellation Software Inc., a Toronto Stock Exchange-listed software provider buyer, builder and owner of vertical market software companies worldwide, and has previously served on the boards of Ashford Hospitality Prime, a New York Stock Exchange-listed investor in luxury hotels; Pearl West Group, a private investment company in Vancouver; and Strata, a private technology company in Silicon Valley.

Paul Dobson: Paul Dobson, CPA, CMA, is Interim CEO of Hydro One Limited, a major transmission and distribution provider in Ontario. Prior to being appointed as Interim CEO, Mr. Dobson was the Chief Financial Officer. Mr. Dobson previously held executive positions, including CFO and COO, at Direct Energy, a provider of energy-related services based in Houston, Texas. He has held leadership roles in international energy companies in Canada, the US and London.

Patrice Merrin: Patrice Merrin is a corporate director. She currently serves on the board of directors of Glencore plc, a multinational commodity trading and mining company, Kew Media Group, a producer and distributor of multi-genre content worldwide, and Samuel, Son and Co, a distributor of metals and industrial products. Ms. Merrin has served on a number of other boards, including: Arconic Inc., a manufacturer of aluminum components and products, Stillwater Mining Company, a platinum group mining company, Novadaq Technologies Inc., a fluorescence imaging technology company, CML HealthCare Inc., a provider of medical diagnostics, EnsSolutions Group Inc. and The NB Power Group. Ms. Merrin was President, CEO and a Director of Luscar Ltd., Interim President and CEO of CML Healthcare Inc. and COO of Sherritt International Corporation.

Kevin Rodgers: Kevin Rodgers is a consultant with a deep understanding of finance, leverage, and commodities gained during a 29 year career in financial services. He has been an expert witness in various high profile legal cases and was Partner and Senior Advisor to the CIO at Cumulus Asset Management LLP, an asset management company, prior to its takeover by Citadel. Previously, Mr. Rodgers was a Managing Director of Deutsche Bank, a multinational investment bank, for 15 years, holding a variety of managerial roles within the FX and commodities space, including the Global Head of Foreign Exchange, Global Head of FX Trading and Global Head of Energy Trading, among others. He is also the author of the book, “Why Aren’t They Shouting? A Banker’s Tale of Change, Computers and Perpetual Crisis.” Mr. Rodgers holds a master’s degree in Chemical Engineering from Imperial College London, an MBA from London Business School and a master’s degree in Economic History from London School of Economics.

M&G looks forward to engaging with the Company’s shareholders in the coming weeks to share its views on these critical issues.

Sincerely,

Stuart Rhodes

Fund Manager

M&G Investment Management

About M&G

M&GPrudential has c. $338 billion of assets under management (as at Dec 2018) and has more than 7 million customers in the UK, Europe, Asia and the Americas including individual savers and investors, life insurance policy holders and pensions scheme members.

Investor Contact

D.F. King & Co., Inc.

Edward McCarthy / Geoffrey Weinberg / Susy Monteiro: 1-212-269-5550

Media Contact

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Dan Zacchei / Joe Germani: 1-212-486-9500

E-mail:  Dzacchei@sloanepr.com

             JGermani@sloanepr.com

Required Information Under Canadian Law

Information in Support of Public Broadcast Exemption

The information contained in this press release does not and is not meant to constitute a solicitation of a proxy within the meaning of applicable securities laws. Methanex shareholders are not being asked at this time to execute a proxy in favour of M&G’s director nominees. In connection with the Annual Meeting, M&G intends to file a dissident information circular in due course in compliance with applicable corporate and securities laws. Notwithstanding the foregoing, M&G has voluntarily provided in this press release the disclosure required under section 9.2(4) of National Instrument 51-102 – Continuous Disclosure Obligations (NI 51-102) and has filed a document (the Document) containing the disclosure required under section 9.2(6) of NI 51-102 in respect of M&G’s director nominees in accordance with corporate and securities laws applicable to public broadcast solicitations. The Document is available under Methanex’s profile on SEDAR at www.sedar.com. The head office of Methanex is 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V6C 3M1.

This press release and any solicitation made by M&G in advance of the Annual Meeting is, or will be, as applicable, made by M&G, and not by or on behalf of the management of Methanex. Any solicitation will be made by M&G and will not be made by or on behalf of management of the Methanex. Proxies may be solicited by proxy circular, mail, telephone, telecopier, email or other electronic means, as well as by newspaper or other media advertising and in person by managers, directors, officers and employees of M&G who will not be specifically remunerated therefor. In addition, M&G may solicit proxies by way of public broadcast, including press release, speech or publication and any other manner permitted under applicable Canadian laws. M&G may engage the services of one or more agents and authorize other persons to assist it in soliciting proxies on behalf of M&G. The costs incurred in the preparation and mailing of any proxy circular or proxy solicitation by M&G will be borne directly and indirectly by M&G. M&G has not yet determined whether it intends to seek reimbursement from Methanex of such solicitation expenses.

M&G has entered into an agreement with D.F. King & Co., Inc. (D.F. King) pursuant to which D.F. King has agreed that it will provide certain consulting and related services, including acting as M&G’s proxy solicitor. Pursuant to this agreement, D.F. King will receive an initial fee of $10,000 and an additional fee of $200,000 upon the mailing of final proxy materials, plus an additional fee for telephone calls and telecommunication charges in an amount to be agreed upon by the parties. In addition, D.F. King may be entitled to a success fee on the successful completion of a solicitation, as determined by M&G in consultation with D.F. King.

M&G is not requesting that Methanex shareholders submit a proxy at this time. Once M&G has commenced a formal solicitation of proxies in connection with the Annual Meeting, proxies may be revoked by a registered holder of Methanex shares (i) by completing and signing a valid proxy bearing a later date and returning it in accordance with the instructions contained in the accompanying form of proxy; (ii) by depositing an instrument in writing executed by the shareholder or by their attorney authorized in writing, as the case may be: (a) at the registered office of Methanex at any time up to and including the last business day preceding the day the Annual Meeting or any adjournment or postponement of the Annual Meeting is to be held, or (b)

with the Chairman of the Annual Meeting prior to its commencement on the day of the Annual Meeting or any adjournment or postponement of the Meeting; or (iii) in any other manner permitted by law. Once M&G has commenced a formal solicitation of proxies in connection with the Annual Meeting, proxies may be revoked by a non-registered holder of Methanex shares at any time by written notice to the intermediary in accordance with the instructions given to the non-registered holder by its intermediary.

None of M&G Investment Management Limited, M&G Global Dividend Fund or M&G (Lux) Investment Funds 1 or any of their associates or affiliates (i) has any material interest, direct or indirect, by way of beneficial ownership of securities of Methanex or otherwise, in any matter to be acted upon at the Annual Meeting, other than the election of directors, or (ii) has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of Methanex’s last financial year that has materially affected or would or could materially affect Methanex or any of its subsidiaries.

Information Concerning Early Warning Requirements

In addition to the other information contained in this press release, M&G Investment Management Limited (MAGIM) is providing the additional disclosure required under section 3.1(1) of National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (NI 62-103) in respect of its ownership of common shares of Methanex. No securities of Methanex were acquired or disposed of in connection with the filing of this press release. In accordance with NI 62-103, an early warning report will be filed under Methanex’s SEDAR profile at www.sedar.com.

The address of MAGIM is Governors House, Laurence Pountney Hill, London, EC4R 0HH, United Kingdom. MAGIM collectively exercises control and direction over 12,738,068 common shares of Methanex (the Shares), representing approximately 16.49% of 77,265,973 outstanding Shares, as published by Methanex on March 21, 2019.

As discussed in this press release, MAGIM today released an open letter to the shareholders of Methanex announcing that it intends to nominate the following individuals for election to the Board of Directors of Methanex at Annual Meeting: Lawrence Cunningham, Paul Dobson, Patrice Merrin and Kevin Rodgers. As discussed in this press release, MAGIM intends to solicit proxies for the election of its nominee directors in accordance with applicable corporate and securities laws. Except as disclosed below and in this press release, neither MAGIM nor any joint actor has any plans or future intentions with respect to any of the items listed in Part 5 of Form 62-103F1 Required Disclosure under the Early Warning Requirements.

MAGIM intends to review its investments in Methanex on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, Methanex’s financial position and strategic direction, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to MAGIM, concentration of positions in the portfolios managed by MAGIM, tax considerations for investors in MAGIM’s funds, market conditions and general economic and industry conditions, MAGIM may take such actions with respect to its investments in Methanex as it deems appropriate, including, without limitation, purchasing additional Shares or other financial instruments related to Methanex or selling some or all of its beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to Methanex and/or otherwise changing its intentions with respect to the purposes of its investment in Methanex.

MAGIM has filed this press release, which contains the information required by section 9.2(4)(c), and the Document which contains the information required by section 9.2(6) of NI 51-102 and Form 51-102F5 Information Circular in respect of the proposed nominees, under Methanex’s profile on SEDAR at www.sedar.com. For further information and to obtain a copy of the early warning report that will be filed under applicable Canadian securities laws, please contact:

Mark Thomas, Head of M&G Shareholder Disclosures

Email: mark.thomas@mandg.co.uk

1 Methanex Press Release, “Methanex Comments on Shareholder Letter,” March 18, 2019. https://www.globenewswire.com/news-release/2019/03/18/1756694/0/en/Methanex-Comments-on-Shareholder-Letter.html

SOURCE M&G Investments